Exhibit 14.1

CODE OF BUSINESS ETHICS

TopBuild Corp.

Maintaining the highest standard of ethics in the conduct of our business is our corporate policy and has always been an integral part of the culture at TopBuild Corp. (“TopBuild” or “Company”). Our reputation for ethical business practices is one of our most valued assets.

1.MISSION AND VALUES

TopBuild is a leading installer and specialty distributor of insulation and other building material products to the construction industry in the United States and Canada. We are committed to driving operational excellence throughout our organization. We recognize that our performance relies heavily on human capital and relationships with customers and suppliers, and we strive to foster a culture of inclusivity, collaboration, support, and innovation where every voice is welcome, heard, and respected.

2.APPLICABILITY OF CODE

All employees, officers, and members of the Board of Directors (“Directors”) of TopBuild and its subsidiaries have the personal responsibility to read, understand, and comply with this Code of Business Ethics (“Code”).

3.COMPLYING WITH LAW

All employees, officers, and Directors must respect and comply with all laws, rules, and regulations applicable to the Company. This obligation includes, without limitation, compliance with “insider trading” laws and the Company’s policies with respect to insider trading, sexual and other forms of illegal harassment, and non-discrimination laws. The Company maintains separate policies that provide more detailed information on compliance with specific legal requirements for these and other matters, and you must familiarize yourself and comply with these policies. The policies are listed and available on the Company’s intranet site.

4.CONFLICTS OF INTEREST

Conflicts of interest between the Company and any of its employees, officers, or Directors are prohibited. A “conflict of interest” exists whenever an individual’s own interests interfere or conflict in any way with the interests of the Company. For example, accepting gifts, entertainment, or other personal benefits of any significance from the Company’s customers or suppliers raises the potential for a conflict of interest. A conflict situation can also arise when an employee, officer, or Director takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively.

5.CORPORATE OPPORTUNITY

Except under guidelines approved by the Board of Directors, employees, officers, and Directors are prohibited from: (a) taking for themselves personally opportunities that properly belong to the Company or are discovered through the use of Company property, information, or position; (b) using Company property, information, or position for personal gain; or (c) activities that compete with the Company.

6.CONFIDENTIALITY

All Company confidential information must be kept confidential and within the Company except as necessary to properly conduct the Company’s business. In furtherance of the Company’s business, you may become aware of confidential information about the business and affairs of the Company or of another company with which the Company has a business relationship. This confidential information, whether written or oral, is a valuable Company asset and must be safeguarded appropriately. In certain circumstances, the Company may be under a contractual or legal obligation to keep information obtained from a third party confidential, this obligation extends to each employee within the Company.

Confidential information is information that is not generally known by the public and which provides the owner with a competitive or operational advantage. Confidential information may include or relate to business plans, products or services, prices and costs, non-public financial information, customer and supplier lists, contacts, claims or litigation, mergers and acquisitions or other transactions, and personal information of employees or other individuals.

The rules concerning confidential information are simple. Employees, officers, and Directors must:

●	Not disclose confidential information outside the Company;
●	Not use confidential information for their personal financial gain or the financial gain of persons related to them;
●	Not provide confidential information to others for their benefit or financial gain;
●	Share confidential information only with other Company personnel who have a legitimate “need to know”;
●	Ensure that all material containing confidential information is clearly marked “Confidential”; and
●	Be careful when discussing Company business in public places.

It may occasionally be necessary to share confidential information with a third party which may be outside of the ordinary conduct of the Company’s business or in connection with specific business activities such as purchasing, receiving external advice, or making strategic plans. Prior to making any such disclosure, the legal team will prepare an agreement that will protect the confidential information, the employee sharing the information, and the Company.

Your obligation to keep information confidential exists during and after your employment with the Company, and this obligation is a condition of your employment with the Company. Upon leaving the Company, you may not copy, take, retain, or use any confidential information. If you have any doubt as to whether information is confidential or how to handle it, contact your manager or the legal department.

7.DATA PRIVACY

TopBuild only collects and uses relevant, appropriate, and customary personal information solely for legitimate business purposes and in accordance with applicable data privacy laws and regulations.

TopBuild Code of Business Ethics

8.RECORD RETENTION

All Company records must be maintained in accordance with the Company’s Record Retention Policy.

9.FAIR DEALING

All employees, officers, and Directors must endeavor to deal fairly with the Company’s customers, suppliers, competitors and each other. We will not take advantage of anyone through manipulation, concealment, abuse of confidential information, misrepresentation of material facts, or any other unfair dealing practice.

10.PROTECTION AND PROPER USE OF COMPANY ASSETS

All employees, officers and Directors must protect the Company’s assets and ensure their efficient use for legitimate business purposes. Theft, carelessness and waste have a direct negative impact on the Company’s profitability, reputation, and success.

11.PUBLIC COMPANY REPORTING

As a public company, it is of critical importance that the Company’s filings with the Securities and Exchange Commission be accurate and timely. Depending on your position with the Company, you may be called upon to provide information and/or assurance to ensure that the Company’s public reports are full, fair, accurate, timely, and understandable. The Company expects you to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to the Company’s public disclosure requirements.

12.POLITICAL CONTRIBUTIONS AND LOBBYING

Lobbying is highly regulated, domestically and abroad. All of the Company’s lobbying activities will be conducted in compliance with applicable laws. Prior to engaging with any government official on behalf of the Company, contact the legal department for guidance.

13.INTERNATIONAL TRADE

All employees, officers, and Directors, irrespective of geographic location, must comply with the laws and regulations of the United States affecting international trade, including trade sanctions, export controls, anti-corruption, and anti-boycott laws, and regulations. You must also comply with international trade laws and regulations in the country or countries where you are doing business.

14.ANTI-CORRUPTION

You are prohibited from directly or indirectly offering, giving, soliciting, or receiving any form of bribe, kickback or other corrupt payment to or from any person or organization, including government agencies, individual government officials, private companies, or employees of those private companies, under any circumstances.

TopBuild Code of Business Ethics

15.REPORTING ILLEGAL OR UNETHICAL BEHAVIOR AND COMPLIANCE WITH THIS

CODE

This Code mandates legal and ethical conduct in all business dealings and does not address specific factual situations. You are encouraged to talk to your supervisor or human resources representative about any illegal, unethical, or other questionable behavior that you observe or whenever you are unsure about the best course of action in a particular situation. If you are concerned that others may be violating this Code or that other illegal or unethical conduct has occurred or may occur, you should promptly contact your supervisor or human resources representative.

If you do not believe it would be appropriate, or you are not comfortable approaching your supervisor or human resources representative, you should submit your concern to the TopBuild Ethics Hotline at topbuild.ethicspoint.com or by calling the TopBuild Ethics Hotline  at the number posted at your workplace, or contact TopBuild’s General Counsel or his or her designee at legal@topbuild.com. The TopBuild Ethics Hotline is available for you to discuss any concerns you may have regarding illegal or unethical behavior, including without limitation, complaints about accounting, internal accounting controls, or auditing matters. Reports to the Hotline can be made on a confidential basis, and this confidentiality will be protected, subject to applicable law, regulation, or legal proceedings.

You may also contact the Governance Committee of the Board of Directors of the Company. Conflicts of interest or other situations involving the Company’s General Counsel should be brought to the attention of the Chief Executive Officer and the Audit Committee of the Board of Directors.

All TopBuild employees, officers, and Directors are expected to comply with this Code. Failure to comply with this Code, or to cooperate with investigations of possible violations of applicable laws, policies, or rules of conduct, including those outlined in this Code, may result in disciplinary action, including termination.

16.NO RETALIATION

The Company does not permit retaliation of any kind by or on behalf of the Company and its employees, officers, and Directors against good faith reports or complaints of violations of this Code or other illegal or unethical conduct.

17.AMENDMENT, MODIFICATION AND WAIVER

This Code may be amended by the Board of Directors of the Company. Any waiver of this Code for executive officers or senior financial officers may be authorized only by the Board or the Audit Committee. Waivers of this Code for Directors may be authorized only by the Board or the Governance Committee. Any waiver of this Code for other employees may be authorized only by the Company’s General Counsel or his or her designee.

TopBuild Code of Business Ethics